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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                          DEKALB GENETICS CORPORATION
                           (Name of Subject Company)

                          DEKALB GENETICS CORPORATION
                      (Name of Person(s) Filing Statement)

                    CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  244878 20 3
                     (CUSIP Number of Class of Securities)

                           John H. Witmer, Jr., Esq.
                   Senior Vice President and General Counsel
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

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                                   COPIES TO:

               James G. Archer                                Peter D. Lyons
               Sidley & Austin                             Shearman & Sterling
               875 Third Avenue                            599 Lexington Avenue
              New York, NY 10022                            New York, NY 10022
                (212) 906-2000                                (212) 848-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 7, 1996 (as amended, the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company"), relating to the tender offer by Monsanto Corporation, a Delaware corporation ("Monsanto"), to purchase up to 1,800,000 shares of the Company's Class B Common Stock, without par value, at a price per share of $71.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of Monsanto dated February 7, 1996 and in the related Letter of Transmittal.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On February 9, 1996, the Company issued a press release. A copy of such press release is filed hereto as Exhibit 12, and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 12     Press Release of the Company dated February 9, 1996.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:     THOMAS R. RAUMAN
                                            ------------------------------------
                                            Name: Thomas R. Rauman
                                            Title:  Chief Financial Officer

Dated: February 9, 1996

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                                 EXHIBIT INDEX

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
Exhibit 12      Press Release of the Company dated February 9, 1996
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